Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

August 12, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. James E. O’Connor, Esquire
     Ms. Christina DiAngelo Fettig

Re:	Nationwide Mutual Funds
File Nos. 811-08495 and 333-197021

Dear Mr. O’Connor and Ms. Fettig:

On behalf of Nationwide Mutual Funds (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on July 25, 2014 with regard to the Registrant’s registration statement on Form N-14 relating to the reorganization involving the Nationwide Short Duration Bond Fund and the Nationwide HighMark Short Term Bond Fund (the “Registration Statement”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on June 25, 2014 under Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a pre-effective amendment filing to be made pursuant to Rule 488 of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

Proxy Statement/Prospectus

Introduction

The Reorganization

1.
Comment:  The fourth paragraph states that the Service Class shares of the Target Fund will merge with and into the Class A shares of the Acquiring Fund.  Please explain why the Service Class shares are being merged into and with the Class A shares of the Acquiring Fund instead of the Institutional Service Class shares of the Acquiring Fund.

Response:  Service Class shares of the Target Fund are being merged into Class A shares of the Acquiring Fund as they share similar fee structures.  For example, both share classes are subject to the same 0.25% Rule 12b-1 fees and both share classes are subject to administrative services fees.  We note that Service Class shareholders of the Target Fund will benefit from reduced expenses as a result of the Transaction.

2.	Comment: Please explain whether sales charges will be assessed for the acquisition of Class A shares of the Acquiring Fund as part of the Transaction.

Response:  In response to your comment, we have added the following sentence:

Class A and Service Class shareholders of the Target Fund will not be assessed sales charges for the exchange of their shares for Class A shares of the Acquiring Fund.  Subsequent purchases of Class A shares of the Acquiring Fund will be subject to applicable sales charges.

3.
Comment:  The last paragraph discusses the Enhanced Income Fund Reorganization.  Please disclose whether the merger of the Target Fund into the Acquiring Fund is contingent upon shareholder approval of the Enhanced Income Fund Reorganization?

Response:  In response to your comment, we have added the following:

The Transaction, however, is not contingent upon shareholder approval of the Enhanced Income Fund Reorganization.

4.	Comment: The N-14 for the Enhanced Income Fund Reorganization had more information in the question and answer portions. For example, the

U.S. Securities and Exchange Commission

N-14 for the Enhanced Income Fund Reorganization has a discussion of the benefits to shareholders.  Why is there less disclosure here?

Response:  The Registrant respectfully submits that information relating to the respective transactions for each N-14 is comparable and that generally information regarding shareholder voting was not included in this N-14 as shareholder approval is not being sought.  Otherwise, both N-14s contain comparable information regarding the nature of and reasons for the transactions.  While certain information was reiterated in the introductory portion of the N-14 for the Enhanced Income Fund Reorganization, the same types of information is also included in this N-14.  For example, the information provided under the subheading “How will the Transaction benefit shareholders?” on page iii of the N-14 for the Enhanced Income Fund Reorganization regarding the comparable strategies of the Funds, the benefits of consolidating the assets of the Funds, the expectation of a tax-free reorganization, and NFA’s bearing of the costs of the transactions are also included in this N-14.

What are the principal risks associated with investments in the Target Fund versus the Acquiring Fund?

5.
Comment:  In the second paragraph, the lead-in statement that the Funds are exposed to “slightly different risks” does not appear to be appropriate given that the Acquiring Fund has a longer duration and includes high-yield bonds and foreign securities as principal investment strategies.  Please modify.

Response:  The Registrant respectfully submits that the characterization of the comparability of the risks as “slightly different” is appropriate.  However, the Registrant has added wording to clarify the different levels of risk and additional risks associated with the Acquiring Fund’s investment in high-yield bonds and foreign securities.  Accordingly, the revised disclosure now reads as follows:

Overall risk levels for the Acquiring Fund may be higher due to its investment in high-yield bonds.  However the degree of credit risk for the Acquiring Fund may be higher due to its investment in high-yield bonds.  In addition, the Acquiring Fund is also subject to high-yield bonds risk and foreign securities risk.  While the Funds are exposed to slightly different risks, as discussed in the Registration Statement, we believe that their overall risk profiles are not substantially different.

6.	Comment: Under “Interest rate risk,” please revise “Fund’s” in the last sentence to “Acquiring Fund’s”.

Response: The disclosure has been revised to reflect the comment.

Who manages the Funds?

U.S. Securities and Exchange Commission

7.	Comment: Please state whether or not the proposed merger will result in changes to the Acquiring Fund’s portfolio management team.

Response:  The Registrant respectfully declines the comment.  As disclosed, both the Target Fund and Acquiring Fund currently share the same portfolio management team.  While the Registrant does not anticipate the merger to result in changes to the portfolio management team, the Registrant does not wish to restrict HighMark’s ability to manage its own portfolio teams by including the requested disclosure.

What are the fees and expenses of each Fund and what might they be after the Transaction?

8.	Comment: In the introductory paragraph, please clarify that the operating expenses of the Acquiring Fund have also been restated to reflect current fees.

Response:  In response to your comment, we have added “as restated to reflect current fees” to the end of the sentence regarding the Acquiring Fund’s fees and expenses, such that the sentence now reads as follows:

The operating expenses shown for the Acquiring Fund are based on expenses incurred during the Fund’s most recent fiscal year ended July 31, 2013, as restated to reflect current fees.

9.	Comment: In the pro forma columns for the fee table, please add the appropriate footnote reference to the Fee Waiver/Expense Reimbursement amount stated, as applicable.

Response:  The appropriate footnote references have been added.

10.	Comment: Please explain in the response letter why the prospectus fee tables were adjusted from the most recent audited financial statements.

Response:  With respect to the Target Fund, the fee table was restated to reflect current fund fees and expenses as a result of changes to “Other Expenses.”  With respect to the Acquiring Fund, the fee table was restated to reflect new lower expense caps for each of the class shares.

U.S. Securities and Exchange Commission

11.
Comment: The footnote for the Target Fund fee table states that the Trust is authorized to reimburse the Adviser for management fees previously waived and/or for expenses previously paid by the Adviser, provided that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses. Please explain in the response letter whether any amounts subject to re-capture for the Target Fund follow to the Acquiring Fund after the Transaction.

Response:  Any amounts subject to re-capture for the Target Fund prior to the Transaction will not follow to the Acquiring Fund after the Transaction.

12.	Comment: In the introductory paragraph for the Example tables, please add disclosure regarding the time period for which expense reimbursements and waivers were accounted.

Response:  The following sentences have been added:

The costs reflect the effects of expense limitation and/or fee waivers on the part of a Fund’s adviser for the period of the contractual expense limitation agreement.  Absent such arrangements, the costs would be higher.

How do the performance records of the Funds compare?

13.	Comment: Pursuant to Item 5(a) of Form N-14, please add performance bar charts as required by Item 4(b)(2) of Form N-1A.

Response:  The bar charts have been added.

14.	Comment: Please update the performance table on page 11 as of June 30, 2014.

Response:  The performance tables have been updated to reflect year-to-date total returns as of June 30, 2014.

Comparison of the Investment Objectives, Principal Strategies, Policies and Principal Risks

Are there any significant differences between the principal strategies and policies of the Target Fund compared to the Acquiring Fund?

15.
Comment:  With respect to the Acquiring Fund, the disclosure states that the Fund invests primarily in bonds and that the Fund may also invest up to 10% of its assets in high-yield bonds.  It then states that, in addition to high-yield bonds, the Fund may invest in other types of debt securities.  Please explain the reference

U.S. Securities and Exchange Commission

to “other types of debt securities,” and whether it was intended to include debt securities not previously mentioned.

Response:  The Registrant does not believe that further explanation of the phrase is necessary as the reference to “other types of debt securities” was intended to permit the Fund to invest in a broad range of debt securities without limiting the range to the debt securities specifically mentioned.

Reasons for the Transaction

16.
Comment:  The current discussion of the Board’s considerations in approving the Transaction currently appears to state the factors that the Board considered without any discussion of what the Board determined as to the factors considered.  Please provide a discussion of the Board’s determinations with respect to the factors and any alternatives considered by the Board.

Response:  The Registrant respectfully submits that the Trustees’ considerations are those required by Rule 17a-8, based on the various facts presented to the Board.  The Board did not necessarily reach a separate conclusion as to each factor that it considered, but made its decision based on the entirety of the record before it.  However, in order to better present the Board’s determination as to the factors considered, the sentence at the end of the section which read: “Based on its review and NFA’s recommendation, the Board has unanimously approved the Proposal” has been removed.  The following paragraph has been added in its place:

Based on its review of these factors and the other information presented to it, and on the basis of NFA’s recommendations, the Board, including all of the Trustees who are not “interested persons” (as defined in the 1940 Act) (the “Independent Trustees”) of the Funds, determined that the Transaction would be in the best interests of each Fund and that the interests of existing shareholders of each Fund would not be diluted as a result of effecting the Transaction. The Board has unanimously approved the Transaction.

17.
Comment:  In the discussion of the factors considered by the Board, #5 states that “each share class of the Acquiring Fund has the same or a lower expense ratio (on a gross and net basis) than the corresponding share class of the Target Fund, and that the combined fund is anticipated to have the same or lower expense ratio (on a gross and net basis) than the Target Fund after the Transaction.”  Is this an accurate statement?

U.S. Securities and Exchange Commission

Response:  The reference to “gross basis” was incorrect.  The statement has been revised to read as follows:

That each share class of the Acquiring Fund has the same or a lower expense ratio (on a ~~gross and~~ net basis) than the corresponding share class of the Target Fund, and that the combined fund is anticipated to have the same or lower expense ratio (on a ~~gross and~~ net basis) than the Target Fund after the Transaction.

Information About the Transaction and the Plan

Who will pay the expenses of the Transaction?

18.
Comment:  It states that the cost of the Transaction (excluding brokerage costs, if any) will be borne by NFA.  With respect to any brokerage costs, will there be any forced or planned portfolio re-positioning pursuant to the merger?

Response:  The Registrant does not anticipate any forced or planned portfolio re-positioning pursuant to the merger.

19.	Comment: Even though the costs of the Transaction will be borne by NFA, please provide an estimate of the costs.

Response:  The Registrant estimates that the total cost of the Transaction will be $89,300, including legal, audit, printing and mailing costs.

What are the tax consequences of the Transaction?

20.
Comment:  Under “General Limitation on Capital Losses,” the fourth sentence states, “Where these limitations apply, all or a portion of a Fund’s capital loss carryovers may become unavailable the effect of which may be to accelerate the recognition of taxable gain to the combined Fund and its shareholders post-closing.”  Should “a Fund’s” be revised to read “the Target Fund’s”?

Response:  The Registrant submits that the use of “a Fund” is correct as the limitations referenced may apply to all of the Funds.

21.	Comment: In the capital loss carryover table on page 20, please provide a footnote to “Long-term tax-exempt rate (June 2014)” providing an explanation.

Response:  The following footnote has been added to the table:

The long-term tax-exempt rate for a particular month is used to compute the annual limitation on the use of capital loss carryovers following a

U.S. Securities and Exchange Commission

“change in ownership” during such month.  It is published monthly by the IRS.

What are the capitalizations of the Funds and what might the capitalization be after the Transaction?

22.	Comment: The total shares outstanding for the Acquiring Fund in the first table is not the same in the second table.

Response:  The discrepancy appears to have been due to different numbers for the outstanding shares for the Institutional Service Class shares of the Acquiring Fund.  The error has been corrected.

Statement Of Additional Information

Exhibit B

Pro Forma Adjustments

23.	Comment: Please add footnotes for Advisory fees and Distribution and/or service fees.

Response:  The following footnote has been added for Advisory fees:

Advisory fees were adjusted to reflect a reduction in advisory fees as a result of the effect of fee breakpoints pursuant to the Investment Advisory Agreement.

No footnote was added for Distribution and/or service fees, as there was no change in expenses for those fees.

Reorganization Costs

24.
Comment:  The second sentence states that “No significant portfolio realignments are expected due to similarities in investment strategies of the Funds.  Accordingly, there are no significant additional expenses resulting from the portfolio realignment of the Acquiring Fund.”  Please quantify “significant” in both instances it is referenced.

U.S. Securities and Exchange Commission

Response:  The Registrant believes that the existing disclosure is sufficiently clear, and adequately reflects the fact that there will not be significant portfolio realignment expenses as there will not be a need for a large number of sales or purchases, nor will there be a need to hire a transition manager.

Accounting Survivor Analysis

25.	Comment: Please provide a “North American Security Trust” accounting survivor analysis for the Reorganizations.

Response: Attached as Exhibit A to this letter is the accounting survivor analysis.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (202) 419-8429 or Cillian M. Lynch at (202) 419-8416 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:           Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Cillian M. Lynch, Esquire

U.S. Securities and Exchange Commission

Exhibit A

Accounting Survivor Analysis

Introduction

The Reorganization will involve:  (i) the acquisition by the Registrant, on behalf of the Nationwide HighMark Short Term Bond Fund (the “Acquiring Fund”), of all of the property, assets and goodwill of the Nationwide Short Duration Bond Fund (the “Target Fund”), in exchange solely for shares of beneficial interest of the Acquiring Fund; (ii) the assumption by the NMF Trust, on behalf of the Acquiring Fund, of all of the liabilities of the Target Fund; (iii) the distribution of the shares of the Acquiring Fund to the shareholders of the Target Fund according to their respective interests in complete liquidation of the Target Fund; and (iv) the dissolution of the Target Fund as soon as practicable after the closing.

As set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994), the determination of the appropriate performance survivor following a fund merger depends on a consideration of five factors.  Based on its analysis of the factors, the Registrant has determined that the Acquiring Fund is the appropriate accounting survivor following the Reorganization.  Each of the factors, along with the relevant analysis, is discussed below.

Accounting Survivor Analysis

(i)           Investment Advisers.  Nationwide Fund Advisors (“NFA”) serves as the investment adviser, and  HighMark Capital Management, Inc. (“HighMark”) serves as the sole subadviser, to both the Target and Acquiring Funds.  The same portfolio management team currently manages both the Target and Acquiring Funds, and will do so following the reorganization.  This factor supports the determination that the Acquiring Fund should be the accounting survivor following the Reorganization.

(ii)           Portfolio Composition.  As described below, the investment strategies of the Target Fund are similar, but not identical, to those of the Acquiring Fund.  As of January 31, 2014, the Target Fund had approximately $86 million in assets, and the Acquiring Fund had approximately $202 million in assets.  Given the greater size of the Acquiring Fund, the portfolio composition of the Acquiring Fund following the reorganization will be more like that of the Acquiring Fund than the Target Fund.  This factor supports the determination that the Acquiring Fund should be the accounting survivor following the Reorganization.

(iii)           Investment Objectives, Policies and Restrictions.  The Target Fund seeks to provide a high level of current income while preserving capital and minimizing fluctuations in share value, whereas the Acquiring Fund seeks total return through investments in fixed-income securities.  In addition, the investment strategies of the Target Fund are similar to those of the Acquiring Fund, and the fundamental investment restrictions of the Target Fund are identical to those of the Acquiring Fund, and include investment policies required by the Investment Company Act of 1940, as amended.

U.S. Securities and Exchange Commission

For more information about the Target and Acquiring Funds’ investment objectives, policies and restrictions, please refer to the Registration Statement.  The Acquiring Fund will retain its investment objective, policies and restrictions, which supports the determination that the Acquiring Fund should be the accounting survivor following the Reorganization.

(iv)  Expense Structure and Expense Ratio.  As a result of the proposed Reorganization and after any applicable expense waivers and reimbursements, shareholders of the Target Fund can expect to experience lower expenses as a percentage of average daily net assets as shareholders in the Acquiring Fund after the Reorganization.  The anticipated expense levels of the Acquiring Fund following the reorganization are identical to the expense levels of the Acquiring Fund.  This factor supports the determination that the Acquiring Fund should be the accounting survivor following the Reorganization.

(v)  Relative Asset Sizes of the Funds Involved in the Reorganization.  As noted above, As of January 31, 2014, the Target Fund had approximately $86 million in assets, and the Acquiring Fund had approximately $202 million in assets.  Therefore, the assets of the Acquiring Fund will constitute a greater proportion of the assets of the Acquiring Fund post-Reorganization.  This factor supports the determination that the Acquiring Fund should be the accounting survivor following the Reorganization.

Conclusion:  In light of the fact that each of the relevant factors supports the determination, the Registrant has determined that the Acquiring Fund should be the accounting survivor following the Reorganization.